Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 16, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Niemann Tactical Return Fund (S000028018)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of January 22, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 301 to its registration statement.  PEA 301 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on December 15, 2009, for the purpose of adding a new series, the Niemann Tactical Return Fund (the “Fund”), to the Trust.  The Prospectus for this new series conforms to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff of the U. S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  In the Summary Section – Annual Fund Operating Expenses table, please add a ‘total’ line for “Other Expenses”.  Alternatively, please otherwise make it clear that the “Other Expenses” line includes the Shareholder Servicing Plan Fee amount.

Response:  The Trust responds by modifying the “Other Expenses” caption in the table to reflect “Other Expenses (includes Shareholder Servicing Plan Fees)”.

2.
Staff Comment:  In the Summary Section – Annual Fund Operating Expenses table, please revise the caption “Net Annual Fund Operating Expenses” to read “Total Fund Operating Expenses After Fee Waiver and/or Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the final line of the Annual Fund Operating Expenses table adequately conveys the intent of the Staff.  Instruction 3(e) to Item 3 of Form N-1A allows discretionary language to be used in the caption by stating, “…a Fund may add…a second caption showing the Fund’s net expenses…The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  We therefore respectfully decline the comment, and offer recent 485B/497K filing examples from PIMCO, Jennison and J.P. Morgan that use the same language the Trust wishes to use.

3.
Staff Comment:  In footnote 3 to the Annual Fund Operating Expenses table, please disclose that the expense limitation agreement shall remain in effect for at least one year from the date of the Prospectus.

Response:  The Trust responds by modifying the second sentence of footnote 3 as follows:  “The expense limitations will remain in effect ~~indefinitely~~through at least June 30, 2011, and may be terminated only by the Trust’s Board of Trustees (the “Board”).

4.
Staff Comment:  In the Summary Section - Example paragraph, please remove the reference to dividends and distributions being reinvested, as this is not referred to in the disclosure supplied in Form N-1A.

Response:  The Trust responds by removing the phrase “, that dividends and distributions are reinvested,” from the paragraph.

5.
Staff Comment:  In the Summary Section - Principal Investment Strategies of the Fund, second paragraph, there is reference to an allocation among different market sectors, though the market sectors do not appear to be defined anywhere.  Please make sure disclosure articulates each market sector into which the Advisor will move assets.  Define market sectors.

Response:  The Trust responds by modifying the second paragraph in the Summary Section – Principal Investment Strategy for the Fund as follows:

“The Advisor uses an active allocation strategy to directly respond to movements in the market by identifying whether a security is strengthening or weakening in its market sector.  Market sectors are defined as collections of securities based on a common characteristic.  Those common characteristics can be based on asset class, (e.g., fixed income or equity), industry group or sector, value or growth, international or domestic or even market capitalization.  The Advisor~~,~~ performs~~ing~~ trend analysis to confirm the identification, and then purchases~~ing~~ securities that are strengthening or are in a market sector that is gaining strength.  Therefore the Fund has discretion to invest in any market sector depending on market conditions and the Advisor’s analysis.”

6.
Staff Comment:  In the Summary Section - Principal Investment Strategies of the Fund, reference is made to the Fund investing in “equity securities”.  Define the types of equity securities into which the Fund intends to invest (e.g., common stock, preferred stock, warrants, etc.).

Response:  The Trust responds by modifying the first paragraph in the Summary Section – Principal Investment Strategies of the Fund as follows:

“Under normal market conditions, the Fund will typically invest in a broad universe of equity securities of any size market capitalization~~,~~ and in exchange-traded funds (“ETFs”) and mutual funds that invest in fixed-income, money market and equity securities ~~exchange-traded funds (“ETFs”) and mutual funds~~.  The types of equity securities in which the Fund will invest include common stocks, preferred stocks, and American Depositary Receipts (“ADRs”).  The Fund may also invest in mutual funds that hold options, warrants and futures and in ETFs that invest in commodities.”

7.
Staff Comment:  In the Summary Section - Principal Investment Strategies of the Fund, please describe how individual securities are selected for purchase and sale.  You may want to disclose the factors the Advisor uses to determine the securities selected.

Response:  The Trust responds by adding the following as the third paragraph in the Summary Section – Principal Investment Strategies of the Fund:

“The factors used to determine whether to purchase or sell a security are based on a proprietary system developed by the Advisor.  First, the Advisor employs quantitative analysis to assess data over five distinct timeframes.  In considering each of these periods of time, investment opportunities are analyzed and scored for both positive and negative characteristics.  For example, an investment opportunity is rewarded for such things as: low volatility relative to its peers, upward movement during a flat market, completing a time period above its moving average, or for an upward trend that bridges more than one timeframe.  Conversely, an investment opportunity is penalized for: above-average volatility relative to its peers, negative returns in a flat market, or completing a time period below its moving average.  In summary, the negatives and positives are combined to determine an individual investment opportunity’s score.  Subsequently, this score is utilized to rank each investment opportunity in descending priority order.”

Additionally, the Trust modifies the last paragraph in the Summary Section – Principal Investment Strategies of the Fund as follows:

“The Advisor will sell a security if, based on the outcome of its proprietary investment process, it has shown a consistent and substantial drop in its ranking over multiple time periods~~determines that the security is weakening or in a weakening market sector~~.  Though the Advisor’s active allocation strategy is likely to cause the Fund to have an annual portfolio turnover rate that may exceed 200%, it allows the Advisor to continue investing in strengthening securities.”

8.
Staff Comment:  In the Summary Section - Principal Investment Strategies of the Fund, there is reference to the ability of the Fund to be 100% invested in fixed income securities, but the type of fixed income securities is not disclosed.  Please describe who issues, and the type of, fixed income securities in which the Fund will invest (i.e., corporate, government, foreign, domestic, etc.).

Response:  The Trust responds by clarifying that the Fund will not be investing directly in fixed income securities.  Rather, the Fund will invest in ETFs and mutual funds that invest in fixed income securities.  Accordingly, the first paragraph in the Summary Section - Principal Investment Strategies of the Fund is modified as follows:

“Under normal market conditions, the Fund will typically invest in a broad universe of equity securities of any size market capitalization~~,~~ and in exchange-traded funds (“ETFs”) and mutual funds that invest in fixed-income, money market and equity securities ~~exchange-traded funds (“ETFs”) and mutual funds~~.  The types of equity securities in which the Fund will directly invest include common stocks, preferred stocks, and American Depositary Receipts (“ADRs”).  The Fund may also invest in mutual funds that hold options, warrants and futures and in ETFs that invest in commodities.”

9.	Staff Comment: In the Summary Section - Principal Investment Strategies of the Fund, fourth paragraph, please provide further disclosure regarding how non-diversification affects the Fund.

Response:  The Trust responds by modifying the fourth paragraph as follows:

“The Fund is non-diversified, which means that it can invest a greater percentage of its assets in any one issuer than a diversified fund.  Investing in fewer issuers makes a fund more susceptible to financial, economic or market events impacting such issuers and may cause the Fund’s share price to be more volatile than the share price of a diversified fund.

10.
Staff Comment:  In the Summary Section - Principal Investment Strategies of the Fund, fifth paragraph, there is reference to a benchmark for the Fund’s  portfolio comprised of 50% of the Russell 3000® Index and 50% of the MSCI EAFE Index.  If the Fund can be 100% invested in fixed income securities, please explain why you believe it is appropriate to have a benchmark of 50% domestic and 50% foreign equity securities.

Response:  The Trust responds by stating that, though the Fund will not be directly investing in fixed income securities, it modifies the fifth paragraph as follows:

“The Fund’s strategy is to reduce portfolio risk and overall loss while seeking to achieve superior returns to its benchmark over a complete market cycle. The benchmark for this portfolio is a combination of ~~50%~~one-third of the Russell 3000® Index, which represents a broad-based universe of U.S. equities, one-third of the Barclays Capital Global Aggregate Bond Index, which represents a broad-based measure of the global investment-grade fixed income markets, and ~~50%~~one-third of the MSCI EAFE Index, which represents a broad-based view of international equity markets.”

11.
Staff Comment:  In the Summary Section - Principal Risks of Investing in the Fund, the ETF and mutual fund risk disclosure does not express the risk to the Fund.  Please summarize the disclosure you provide in Item 9 in the Summary Section risk disclosure.

Response:  The Trust responds by replacing the risk disclosure with the following:

•
ETF and Mutual Fund Risk.  When the Fund invests in an ETF or mutual fund, it will bear additional expenses based on its pro rata share of the ETF’s or mutual fund’s operating expenses, including the potential duplication of management fees.  The risk of owning an ETF or mutual fund generally reflects the risks of owning the underlying securities the ETF or mutual fund holds.  The Fund also will incur brokerage costs when it purchases ETFs.

12.
Staff Comment:  In the Summary Section - Principal Risks of Investing in the Fund, the sector emphasis risk does not currently relate to the Fund’s strategy disclosure.  Please tie this risk to the strategy reference regarding the allocation among different market sectors.  If you are going to define the market sectors in the strategy appropriately, then this comment may not be necessary.

Response:  Based on the response to Staff Comment 5, the Trust removes this risk disclosure.

13.
Staff Comment:  In the Summary Section - Principal Risks of Investing in the Fund, if your response to Staff Comment 8 reveals a type of fixed-income security that warrants additional risk disclosure (e.g., mortgage-backed securities) consider whether additional risks now need to be added.

Response:  The Trust responds by stating that because the Fund is not investing directly in fixed income securities nor focusing its investment in ETFs or mutual funds that invest in a specific type of fixed-income security, no additional risk disclosure is warranted.

14.
Staff Comment:  In the “Principal Investment Strategies” section beginning on page 8, there is no clear disclosure regarding what the Advisor will review to determine what the allocation will be between different types of securities.  This comment goes back to how individual securities are selected.  A better explanation regarding the “proprietary investment process” may be helpful.

Response:  The Trust responds by referring to the response to Staff Comment 7 and notes that this additional disclosure will also be added to the Item 9 response.

15.
Staff Comment:  In the “Related Risks” section beginning on page 9, “Market Risk” refers to “investing in a portfolio with significant equity holdings”.  How does this conform to the ability of the Fund to be 100% invested in fixed income securities?

Response:  The Trust responds by clarifying that the Fund will not invest directly in fixed-income securities.  Accordingly, the Trust modifies the risk disclosure as follows:

“Equity Market Risk. The Fund is designed for long-term investors who can accept the risks of investing in a portfolio with significant equity holdings.  Equity holdings tend to be more volatile than other investment choices such as bonds and money market instruments.  The value of the Fund’s shares will fluctuate as a result of the movement of the overall stock market or of the value of the individual securities held by the Fund, and you could lose money.”

16.
Staff Comment:  In the “Related Risks” section beginning on page 9, “Portfolio Turnover Risk” on page 12 refers to “higher capital gains.”  To what type of capital gains does this refer?  Short-term?  Please add clarifying disclosure.

Response:  The Trust responds by modifying the risk disclosure in the Summary Section under the subheading, “Principal Risks of Investing in the Fund” on page 6 and in the “Related Risks” section on page 12, respectively, as follows:

“Portfolio Turnover Risk. A high portfolio turnover rate (100% or more) has the potential to result in the realization by the Fund and distribution to shareholders of a greater amount of short-term capital gains than if the Fund had a low portfolio turnover rate.  This may mean that you would be likely to have a higher tax liability.  Distributions to shareholders of short-term capital gains are taxed as ordinary income under federal tax laws.  When purchasing Fund securities through a broker, high portfolio turnover generally involves correspondingly greater brokerage commission expenses, which must be borne directly by the Fund.”

“Portfolio Turnover Risk.  A high portfolio turnover rate (100% or more) has the potential to result in the realization and distribution to shareholders of higher short-term capital gains.  This may subject you to have a higher tax liability.  Distributions to shareholders of short-term gains are taxed as ordinary income under Federal income tax laws.  A high portfolio turnover rate also leads to higher transactions costs, which could negatively affect the Funds’ performance.”

17.	Staff Comment: In the “Management of the Fund – Investment Advisor” section beginning on page 12, please disclose five years of business experience for Mr. Alpers.

Response:  The Trust responds by modifying the disclosure regarding Mr. Alpers as follows:

“Alan Alpers, CFA is a portfolio manager of the Advisor.  Prior to joining the Advisor in 2008, Mr. Alpers worked at Ascentia Capital Partners as a portfolio manager from 2004 to 2006.  From 2006 to 2008, Mr. Alpers operated a privately owned, non-investment related services company.  During the period from 1989 to 2004, Mr. Alpers was a senior portfolio manager and director of research at Navellier & Associates, Inc.  Mr. Alpers has a Masters degree in Business Administration from California State University at Sacramento, a B.S. degree from the University of California – Davis, and holds the CFA designation.

18.
Staff Comment:  In the “Management of the Fund – Fund Expenses” section on page 13, the reference in the first sentence should be to “total annual fund operating expenses after fee waiver and/or reimbursement” and not “net annual fund operating expenses.”

Response:  The Trust refers the Staff to the response to Staff Comment 2 in this letter.  Accordingly, no changes are being made to the reference to “net annual fund operating expenses”.

Statement of Additional Information

19.
Staff Comment:  In the “Portfolio Managers – Material Conflicts of Interest” section on page 21, the reference in the first sentence to “the underlying strategies of those strategies” and in the second sentence to “as those other strategies” is confusing and does not explain these “strategies.”  Please review and clarify.

Response:  The Trust responds by modifying this disclosure as follows:

“Material Conflicts of Interest.  The Advisor manages client assets across various investment platforms and the underlying strategies of those ~~strategies~~platforms could contain similar aspects of the Fund.  Additionally, there are times when the Fund could contain the same, or materially similar, securities as those other platform products~~strategies~~.  The Advisor plans on executing trades through a block trading mechanism whereby all clients, the Fund included, would receive an aggregated price of the underlying security.  Outside of these potential circumstances, the Advisor does not foresee any other conflicts of interest that would materially affect the day to day operation or performance of the Fund.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust